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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2018

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

E190-E2 Flight Test Results Confirm E2 as Most Efficient Single Aisle Jet

Dublin, Ireland, January 22nd, 2018 – As the E190-E2 new generation narrow-body jet approaches certification, Embraer announces some final results from flight tests confirming that the aircraft is better than its original specification and even more efficient than other single aisle aircraft. In fuel consumption, the E190-E2 proved to be 1,3% better than originally expected, which represents a 17,3% improvement when compared to the current generation E190, and nearly 10% better than its direct competitor.

The E190-E2 also becomes the most environmentally friendly aircraft in the segment, with the lowest level of external noise and emissions. The cumulative margin to ICAO Stage IV noise limit increases from 17 to 20 EPNdB, which results in 2 EPNdB better than its direct competitor.

Rodrigo Silva e Souza, Marketing VP, Embraer Commercial Aviation, said, “this means that when our first operator , Widerøe, operates its inaugural E190-E2 flight on April 24th from Bergen to Tromsø, it will be the first in-service flight of the world’s most efficient and eco-friendly narrow-body jet. This is an immense achievement for our team and means additional value delivered to our customers.”

Flight test results also confirmed the E190-E2 to be better than its original specification in takeoff performance. The aircraft’s range from airports with hot-and-high conditions, such as Denver and Mexico City, increases by 600 nm compared to current generation aircraft. Its range from airports with short runways, such as London City also increases by more than 1,000 nm allowing the aircraft to reach destinations like Moscow and the north of Africa.

E190-E2 also becomes the aircraft with the longest maintenance intervals in the single aisle market with 10,000 flight hours for basic checks and no calendar limit in typical E-Jets utilization. This means additional 15 days of aircraft utilization in a period of ten years compared to current generation E-Jets.

Another key program target where the E190-E2 obtained better results than initial expectations is in pilots transition training time. Pilots of Current generation E-Jets will need only 2.5 days of training and no full flight simulator to fly an E2. “Decreasing the training burden for pilots transitioning from E1 is another huge reduction in both time and cost for our operators. This coupled with the E2 family’s world leading fuel efficiency and lowest noise footprint, make the E2 the most cost effective aircraft in its segment by every measure”, explained Silva.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Embraer is the world’s leading manufacturer of commercial jets with up to 150 seats. The Company has 100 customers from all over the world operating the ERJ and the E-Jet families of aircraft. For the E-Jets program alone, Embraer has logged more than 1,800 orders and 1,400 deliveries, redefining the traditional concept of regional aircraft by operating across a range of business applications.

Follow us on Twitter: @Embraer

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2018

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer